United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 3, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

January 1-31, 2025

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	January 14, 2025
PDMR transactions in company shares	January 22, 2025
PDMR transactions in company shares	January 27, 2025
Total voting rights and capital at January 31, 2025	February 3, 2025

2

January 14, 2025

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	General Manager, Iberian Business Unit
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.156041 Ordinary Shares pursuant to the Employee Share Purchase Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $73.84431	4.156041

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.156041 Ordinary Shares Weighted Average Price: USD $73.84431 Aggregated Price: USD $306.899980
e)	Date of the transaction	2025-01-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.234468 Ordinary Shares pursuant to the Employee Share Purchase Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $73.84431	6.234468

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6.234468 Ordinary Shares Weighted Average Price: USD $73.84431 Aggregated Price: $460.379988
e)	Date of the transaction	2025-01-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

January 22, 2025

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Edward Walker
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.669238 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $78.04349	2.334619
		USD $0	2.334619

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.669238 Ordinary Shares Weighted Average Price: USD $39.021745 Aggregated Price: USD $182.201815
e)	Date of the transaction	2025-01-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.669238 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $78.04349	2.334619
		USD $0	2.334619

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.669238 Ordinary Shares Weighted Average Price: USD $39.021745 Aggregated Price: USD $182.201815
e)	Date of the transaction	2025-01-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.669238 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $78.04349	2.334619
		USD $0	2.334619

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.669238 Ordinary Shares Weighted Average Price: USD $39.021745 Aggregated Price: USD $182.201815
e)	Date of the transaction	2025-01-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.310018 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $78.04349	2.155009
		USD $0	2.155009

d)	Aggregated information –Aggregated volume –Weighted Average Price –Price	Aggregated Volume: 4.310018 Ordinary Shares Weighted Average Price: USD $39.021745 Aggregated Price: USD $168.184423
e)	Date of the transaction	2025-01-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.301326 Ordinary Shares pursuant to the UK Shareshop

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $77.789935	2.301326

d)	Aggregated information –Aggregated volume –Weighted Average Price –Price	Aggregated Volume: 2.301326 Ordinary Shares Weighted Average Price: USD $77.789935 Aggregated Price: USD $179.020000
e)	Date of the transaction	2025-01-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.669238 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $78.04349	2.334619
		USD $0	2.334619

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.669238 Ordinary Shares Weighted Average Price: USD $39.021745 Aggregated Price: USD $182.201815
e)	Date of the transaction	2025-01-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.669238 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $78.04349	2.334619
		USD $0	2.334619

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.669238 Ordinary Shares Weighted Average Price: USD $39.021745 Aggregated Price: USD $182.201815
e)	Date of the transaction	2025-01-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

January 27, 2025

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	General Manager, Iberian Business Unit
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.878218 Ordinary Shares following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP), resulting in the issue of 4.878218 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	4.878218

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.878218 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-01-24
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 2.236626 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 4.878218 Ordinary Shares on 24 January 2025 pursuant to the ESPP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $76.74061	2.236626

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.236626 Ordinary Shares Weighted Average Price: USD $76.74061 Aggregated Price: USD $171.640048
e)	Date of the transaction	2025-01-24
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.317776 Ordinary Shares following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP), resulting in the issue of 7.317776 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	7.317776

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 7.317776 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-01-24
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 3.439379 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 7.317776 Ordinary Shares on 24 January 2025 pursuant to the ESPP

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	7.317776

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.439379 Ordinary Shares Weighted Average Price: USD $76.74061 Aggregated Price: USD $263.940049
e)	Date of the transaction	2025-01-24
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

February 3, 2025

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 January 2025, Coca-Cola Europacific Partners plc had 460,951,945 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 460,951,945 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola Europacific Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola Europacific Partners plc
Lauren Brown
Head of Secretariat
+44 7919 485 062

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: February 3, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary